StoneCo Announces Successful Closing of Linx Sale

GEORGE TOWN, Grand Cayman, February 27th, 2026 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or “the Company”) today announced the successful closing of Linx sale, following the satisfaction of all closing conditions, including regulatory approval without restrictions from the Brazilian Administrative Council for Economic Defense (CADE) on February 20th, 2026.

Stone continues to serve its clients' software needs through its robust partnership program and native horizontal business management solutions fully integrated within the Stone ecosystem.

Further information regarding the proceeds distribution will be provided in the 4Q25 earnings call on March 02nd, 2026.

About StoneCo

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with our payments, banking, and credit solutions.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co